Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 19, 2020

Fresenius Medical Care achieves 2019 guidance and confirms 2020 outlook of sustainable, profitable growth

•                      Solid Q4 performance

•                      Full year guidance achieved

•                      Investments in home dialysis and growth markets as planned

•                      Cost optimization initiatives as planned

•                      23rd dividend increase proposed

•                      Outlook 2020 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “2019 was a successful year for Fresenius Medical Care. We achieved our revenue and net income targets and are therefore proposing our 23rd consecutive dividend increase. Last year we also invested more strongly in our future growth, particularly in the area of home dialysis and in developing economies. In addition, our measures to increase efficiency and optimize our cost base are progressing according to plan. As a consequence, we expect growth to accelerate, and confirm the 2020 outlook that we issued early last year.”

Key figures (IFRS)

	Q4	Q4	Growth	Growth	FY	FY	Growth	Growth
EUR million	2019	2018	yoy	yoy, cc	2019	2018	yoy	yoy, cc
Revenue	4,580	4,300	7%	4%	17,477	16,547	6%	2%
Revenue adjusted(1)	4,546	4,294	6%	4%	17,329	16,026	8%	5%
Operating income	616	613	1%	-2%	2,270	3,038	-25%	-28%
Operating income adjusted(1)	655	636	3%	0%	2,296	2,292	0%	-4%
Net income(2)	343	425	-19%	-21%	1,200	1,982	-39%	-42%
Net income adjusted(1),(2)	408	395	3%	0%	1,369	1,341	2%	-2%
Basic EPS (EUR)	1.14	1.38	-17%	-20%	3.96	6.47	-39%	-41%
Basic EPS adjusted(1)	1.36	1.29	6%	3%	4.52	4.37	3%	-1%

cc = at constant currency, EPS = earnings per share

2020 guidance confirmed: mid to high single digit growth rates

Fresenius Medical Care expects both revenue and net income to grow at a mid to high single digit rate in 2020. These targets are in constant currency and exclude special items(3) and are based on the adjusted results 2019 including the effects of the operations of the NxStage acquisition and the IFRS 16 implementation.

Investment year 2019

The continued expansion of home dialysis in the U.S. is a key growth area for Fresenius Medical Care. As announced at the beginning of 2019, our investments focused on home training facilities, educational staff and materials along with scaling the distribution infrastructure to support both products and services. The closing of the acquisition of NxStage Medical, Inc. in February 2019 marked a milestone in our home dialysis strategy. In 2019, Fresenius Medical Care reported record growth with more than 25,000 patients being treated at home in North America.

The second major focus of investment were developing economies. In China, the world’s fastest-growing dialysis market, Fresenius Medical Care invested in expanding production capacities, research and development activities as well as in strengthening its services business, that has almost doubled with now 11 clinics. In September 2019, we launched the 4008A dialysis machine in China, laying an important foundation for the further development of the market.

(1)    For a detailed reconciliation, please refer to the table at the end of the press release

(2)    Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

(3)    Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

In addition, Fresenius Medical Care invested EUR 91 million (EUR 83 million in North America) to sustainably improve the cost base of our clinical infrastructure. This 2019 cost optimization program is expected to be accretive to net income from the current financial year onwards. In 2019, we achieved further sustained cost improvements as part of our Global Efficiency Program (GEP II), in line with the originally anticipated contribution.

Creating shareholder value

Based on the solid results for 2019, the General Partner and the Supervisory Board will propose a new record dividend of EUR 1.20 per share, corresponding to a total payout of EUR 358 million, to the Annual General Meeting in May 2020. This proposal would result in the 23rd consecutive dividend increase.

In order to create additional shareholder value, Fresenius Medical Care launched a share buy-back program in 2019. Between March and December 2019, 8.9 million own shares were bought back at a total purchase price of EUR 600 million. The Company intends to use its residual authorization of EUR 400 million over the course of 2020.

Patients, Clinics and Employees

As of December 31, 2019, Fresenius Medical Care treated 345,096 patients in 3,994 dialysis clinics worldwide. At the end of 2019, Fresenius Medical Care had 120,659 employees (full-time equivalents) worldwide, compared to 112,658 employees as of December 31, 2018.

Strong organic revenue growth continued

Revenue for the fourth quarter of 2019 increased by 7% (+4% at constant currency) to EUR 4,580 million. Organic growth remained strong at 5%(4). Adjusted revenue increased by 6% (+4% at constant currency) to EUR 4,546 million. For a detailed reconciliation, please refer to the table at the end of the press release.

Health Care Services revenue rose by 6% to EUR 3,607 million (+3% at constant currency), while Health Care Products revenue grew by 10% to EUR 973 million (+8% at constant currency). This includes the negative effect from a revenue recognition adjustment of EUR 86 million (FY 2019: EUR 170 million) for accounts receivable in legal dispute in North America.

(4)    Organic growth excludes a revenue recognition adjustment for accounts receivable in legal dispute and effects from IFRS 16 implementation.

Revenue for the full year 2019 rose by 6% to EUR 17,477 million (+2% at constant currency). Organic growth amounted to 5%. Adjusted revenue increased by 8% (+5% at constant currency) to EUR 17,329 million. Health Care Services revenue grew by 5% (+1% at constant currency) to EUR 13,872 million. Growth in same market treatments, contributions from acquisitions and increases in organic revenue per treatment were partly offset by decreases attributable to prior year revenue from divested activities of Sound Physicians and closed or sold clinics. Health Care Products revenue for the full year 2019 rose by 10% to EUR 3,605 million (+8% at constant currency). This increase was mainly driven by higher sales of home dialysis products as a result of the NxStage acquisition and by higher sales of dialyzers. This was partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 implementation.

In the fourth quarter operating income increased by 1% to EUR 616 million (-2% at constant currency), resulting in a margin of 13.5% (Q4 2018: 14.3%). Adjusted operating income grew by 3% to EUR 655 million (stable at constant currency), resulting in a margin of 14.4% (Q4 2018:14.8%). The included negative effect from a revenue recognition adjustment for accounts receivable in legal dispute in North America is EUR 86 million (FY 2019: EUR 170 million). For a detailed reconciliation, please refer to the table at the end of the press release.

Operating income for the full year decreased by 25% to EUR 2,270 million (-28% at constant currency), resulting in a margin of 13.0% (FY 2018: 18.4%). The 2018 basis includes the gain from the divestiture of Care Coordination activities including Sound Physicians. On an adjusted basis, operating income remained stable at EUR 2,296 million (-4% at constant currency), resulting in a margin of 13.2% (FY 2018: 14.3%).

Net income(2) for the fourth quarter decreased by 19% to EUR 343 million (-21% at constant currency). Adjusted net income(2) increased by 3% to EUR 408 million (+0% at constant currency). For a detailed reconciliation, please refer to the table at the end of the press release. Basic earnings per share (EPS) decreased by 17% to EUR 1.14 (-20% at constant currency). On an adjusted basis, EPS increased by 6% to EUR 1.36 (+3% at constant currency).

For the full year, net income decreased by 39% to EUR 1,200 million (-42% at constant currency). EPS decreased by 39% to EUR 3.96 (-41% at constant currency). Here, too, the 2018 basis includes the gain from the divestiture of Care Coordination activities including Sound Physicians. On an adjusted basis, net income grew by 2% to EUR 1,369 million (-2% at constant currency). This resulted in a 3% increase in adjusted EPS to EUR 4.52 (-1% at constant currency).

Strong Cash-flow development

In the fourth quarter, Fresenius Medical Care generated EUR 771 million of operating cash flow (Q4 2018: EUR 698 million) resulting in a margin of 16.8% (Q4 2018: 16.2%). The increase was largely driven by the IFRS 16 implementation. Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 434 million (Q4 2018: EUR 397 million) resulting in a margin of 9.5% (Q4 2018: 9.2%).

In the full year, we generated operating cash flow of EUR 2,567 million resulting in a margin of 14.7% (FY 2018: EUR 2,062 million, 12.5%). The increase was mainly due to the IFRS 16 implementation. Free cash flow for the full year 2019 amounted to EUR 1,454 million resulting in a margin of 8.3% (FY 2018: EUR 1,059 million, 6.4%).

Regional developments

In North America, revenue in the fourth quarter of 2019 increased by 6% to EUR 3,174 million (+3% at constant currency, +5% organic growth). For the full year 2019, North America revenue rose by 5% to EUR 12,195 million (stable at constant currency, +4% organic).

Operating income for the fourth quarter grew by 5% to EUR 515 million (+2% at constant currency). For the full year, operating income decreased by 33% to EUR 1,794 million (-36% at constant currency). The 2018 basis includes the gain from the divestiture of Care Coordination activities including Sound Physicians.

In EMEA, revenue in the fourth quarter increased by 4% to EUR 709 million (+4% at constant currency, +3% organic). For the full year, EMEA revenue rose by 4% to EUR 2,693 million (+4% at constant currency, +4% organic).

Operating income for the fourth quarter rose by 17% to EUR 114 million (+17% at constant currency). For the full year, operating income grew by 12% to EUR 448 million (+13% at constant currency) resulting in a margin of 16.6% (FY 2018: 15.4%). This improvement was mainly driven by a reduction of a contingent consideration liability related to Xenios and a positive impact from the IFRS 16 implementation.

In Asia-Pacific, revenue in the fourth quarter 2019 grew by 10% to EUR 499 million (+7% at constant currency, +6% organic). For the full year, revenue increased by 10% to EUR 1,859 million (+7% at constant currency, +7% organic).

Operating income for the fourth quarter decreased by 13% to EUR 75 million (-14% at constant currency). The decline in margin in the fourth quarter was mainly due to investments in business growth and expenses for the cost optimization program. For the full year, operating income grew by 8% to EUR 329 million (+6% at constant currency).

Regarding the coronavirus (nCoV) outbreak the first priority is to ensure continuation of treatments for our patients and the safety of our employees. It is too early to quantify the potential impact to our Asia-Pacific operations.

In Latin America, revenue for the fourth quarter increased by 6% to EUR 193 million (+24% at constant currency, +19% organic). For the full year, Latin America revenue increased by 3% (+21% at constant currency, +17% organic) to EUR 709 million.

Operating income for the fourth quarter increased by 189% to EUR 15 million (+201% at constant currency). For the full year, operating income increased by 47% to EUR 43 million (+35% at constant currency). The improved margin was mainly due to favorable foreign currency transaction effects.

Press conference

Fresenius Medical Care will hold a press conference at its headquarters in Bad Homburg, Germany to discuss the results of the fourth quarter and full year tomorrow on Thursday, February 20, 2020, at 10:00 a.m. CET / 4:00 a.m. EST. The press conference will be webcasted on the company’s website www.freseniusmedicalcare.com in the “Media” section. A replay will be available shortly after the conference.

Conference call

We will also host a conference call to discuss the results of the fourth quarter tomorrow on Thursday, February 20, 2020, at 3:30 p.m. CET / 09:30 a.m. EST. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the fourth quarter and full year 2019. Our 20-F disclosure provides more details.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,994 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 345,096 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended December 31
				Change
in € million, except share data	2019	2018	Change	at cc
Health Care Services	3,607	3,413	5.7%	3.5%
Health Care Products	973	887	9.6%	8.1%
Revenue	4,580	4,300	6.5%	4.4%
Revenue adjusted	4,546	4,294	5.9%	3.8%

Costs of revenue	3,126	2,920	7.1%	5.1%
Gross profit	1,454	1,380	5.3%	3.0%
Selling, general and administrative	815	733	10.9%	8.1%
(Gain) loss related to divestitures of Care Coordination activities	(15)	21	n.a.	n.a.
Research and development	49	34	44.9%	42.7%
Income from equity method investees	(11)	(21)	(49.3)%	(49.6)%
Operating income	616	613	0.5%	(2.1)%
Operating income adjusted	655	636	2.9%	0.1%

Interest expense, net	102	58	78.3%	74.4%
Income before taxes	514	555	(7.5)%	(10.0)%
Income tax expense	109	63	72.5%	68.3%
Net income	405	492	(17.8)%	(20.0)%
Net income attributable to noncontrolling interests	62	67	(8.0)%	(10.9)%
Net income(1)	343	425	(19.4)%	(21.5)%
Net income(1) adjusted	408	395	3.5%	0.5%
Weighted average number of shares	299,304,206	306,858,573

Basic earnings per share	€1.14	€1.38	(17.3)%	(19.5)%
Basic earnings per share adjusted	€1.36	€1.29	6.1%	3.0%

In percent of revenue
Operating income	13.5%	14.3%
Operating income adjusted	14.4%	14.8%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Twelve months ended December 31
				Change
in € million, except share data	2019	2018	Change	at cc
Health Care Services	13,872	13,264	4.6%	0.8%
Health Care Products	3,605	3,283	9.8%	8.0%
Revenue	17,477	16,547	5.6%	2.2%
Revenue adjusted	17,329	16,026	8.1%	4.7%

Costs of revenue	12,081	11,392	6.0%	2.7%
Gross profit	5,396	5,155	4.7%	1.1%
Selling, general and administrative	3,061	2,885	6.1%	2.9%
(Gain) loss related to divestitures of Care Coordination activities	(29)	(809)	(96.4)%	(96.6)%
Research and development	168	114	47.3%	44.0%
Income from equity method investees	(74)	(73)	0.5%	0.1%
Operating income	2,270	3,038	(25.3)%	(28.2)%
Operating income adjusted	2,296	2,292	0.2%	(3.8)%

Interest expense, net	429	301	42.6%	37.4%
Income before taxes	1,841	2,737	(32.8)%	(35.5)%
Income tax expense	402	511	(21.4)%	(24.4)%
Net income	1,439	2,226	(35.4)%	(38.0)%
Net income attributable to noncontrolling interests	239	244	(2.0)%	(6.9)%
Net income(1)	1,200	1,982	(39.5)%	(41.8)%
Net income(1) adjusted	1,369	1,341	2.1%	(2.0)%
Weighted average number of shares	302,691,397	306,541,706

Basic earnings per share	€3.96	€6.47	(38.7)%	(41.1)%
Basic earnings per share adjusted	€4.52	€4.37	3.4%	(0.7)%

In percent of revenue
Operating income	13.0%	18.4%
Operating income adjusted	13.2%	14.3%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended		Twelve months ended
	December 31		December 31
in € million	2019	2018	2019	2018
Operating performance on an adjusted basis

Revenue	4,580	4,300	17,477	16,547
IFRS 16 Implementation	40		115
NxStage operations	(74)		(263)
Sound H1(1)		(6)		(521)
Revenue adjusted	4,546	4,294	17,329	16,026

Operating income	616	613	2,270	3,038
IFRS 16 Implementation	(8)		(75)
NxStage operations	0		15
NxStage costs	2		24
Cost optimization costs	60		91
Sound H1(1)		0		(14)
(Gain) loss related to divestitures of Care Coordination activities	(15)	21	(29)	(809)
FCPA related charge		2		77
Operating income adjusted	655	636	2,296	2,292

Net income(2)	343	425	1,200	1,982
IFRS 16 Implementation	25		70
NxStage operations	15		63
NxStage costs	1		18
Cost optimization costs	44		67
Sound H1(1)		0		4
(Gain) loss related to divestitures of Care Coordination activities	(20)	17	(49)	(673)
FCPA related charge		(47)		28
Net income(2) adjusted	408	395	1,369	1,341

(1)   Contribution of Sound Physicians

(2)   Attributable to shareholders of FMC-AG & Co. KGaA